No. 812-14548

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE
INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION
17(d) AND RULE 17d-l

EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC;
EXCELSIOR PRIVATE MARKETS FUND III (MASTER), LLC;
NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC;
UST GLOBAL PRIVATE MARKETS FUND, LLC;
EXCELSIOR VENTURE PARTNERS III, LLC;
NEUBERGER BERMAN INVESTMENT ADVISERS LLC; and
NB ALTERNATIVES ADVISERS LLC

605 Third Avenue
New York, NY 10158
Tel: (646) 497-4669

All Communications, Notices and Orders to: Andrew B. Allard, Esq., General Counsel – Mutual Funds Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158 Tel: (646) 497-4669	Copies to: Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Tel: (212) 698-3500

February 3, 2016

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and Rule 17d-1:

•	Excelsior Private Markets Fund II (Master), LLC, a closed-end management investment company registered under the 1940 Act (“Excelsior Private Markets II”);

•	Excelsior Private Markets Fund III (Master), LLC, a closed-end management investment company registered under the 1940 Act (“Excelsior Private Markets III”);

•	NB Crossroads Private Markets Fund IV Holdings LLC, a closed-end management investment company registered under the 1940 Act (“NB Crossroads”);

•	UST Global Private Markets Fund, LLC, a closed-end management investment company registered under the 1940 Act (“UST Global”);

•	Excelsior Venture Partners III, LLC, a closed-end management investment company registered under the 1940 Act (“Excelsior Venture III” and collectively with Excelsior Private Markets II, Excelsior Private Markets III, NB Crossroads and UST Global, the “Existing Regulated Entities”);

•	Neuberger Berman Investment Advisers LLC, the investment adviser to the Existing Regulated Entities (“NBIA”) and the successor to the prior investment adviser, Neuberger Berman Management LLC (“NBM”);[2]

•	NB Alternatives Advisers LLC, the investment sub-adviser to the Existing Regulated Entities (“NBAA”);

•	Investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is an Existing NB Adviser[3] and that is not registered or required to be registered as an “investment company” under the 1940 Act in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and, collectively with the Existing Regulated Entities, NBIA, NBAA and the other Existing NB Advisers, the “Applicants”).

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Effective January 1, 2016, NBM transferred to Neuberger Berman Fixed Income LLC (“NBFI”) its rights and obligations pertaining to all services it provides to all Neuberger Berman funds, including the Existing Regulated Entities, under any investment management agreement. Following the transfer, NBFI was renamed NBIA.

[3]	“Existing NB Adviser” means NBIA, NBAA or an investment advisory affiliate of NBIA or NBAA set forth on Schedule A hereto.

The relief requested in this application (the “Application”) would allow one or more Regulated Entities4 and/or one or more Affiliated Funds5 to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17 of the 1940 Act, and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers.  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries) seeks to participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order.  The term “Adviser” means any Existing NB Adviser or any Regulated Entity Adviser.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.6  Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Rule 17d-1 under the 1940 Act.  Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.  The board of managers (the “Board”)7 of such Regulated Entity would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

[4]
“Regulated Entity” means any Existing Regulated Entity and any Future Regulated Entity. “Future Regulated Entity” means any closed-end management investment company formed in the future that is advised by a Regulated Entity Adviser and sub-advised by NBAA. The term “Regulated Entity Adviser” means (a) NBIA and (b) any investment adviser that controls, is controlled by, or is under common control with NBIA and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

[5]
“Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund.  “Future Affiliated Fund” means any investment fund that is not registered or required to be registered as an “investment company” under the 1940 Act in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and is advised by an Adviser.  No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

[6]
“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity; (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.  All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.

[7]	The term “Board” refers to the board of managers, directors or trustees of any Regulated Entity.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	NB Crossroads

NB Crossroads was organized as a Delaware limited liability company on November 10, 2015.  NB Crossroads is a non-diversified, closed-end management investment company registered under the 1940 Act.  In addition, NB Crossroads intends to be treated as a partnership for tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to be treated as a partnership in the future.  NB Crossroad’s investment objective is to provide attractive risk-adjusted returns through diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies.  NB Crossroads’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of NB Crossroads has six members, each of whom is not an “interested person” of NB Crossroads within the meaning of Section 2(a)(19) (the “Independent Managers”).9

B.	Excelsior Private Markets II

Excelsior Private Markets II was organized as a Delaware limited liability company on September 8, 2010.  Excelsior Private Markets II is a non-diversified, closed-end management investment company registered under the 1940 Act.  In addition, Excelsior Private Markets II is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future.  Excelsior Private Markets II seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies.  Excelsior Private Markets II’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of Excelsior Private Markets II has six members, each of whom is an Independent Manager.

C.	Excelsior Private Markets III

Excelsior Private Markets III was organized as a Delaware limited liability company on March 18, 2013.  Excelsior Private Markets II is a non-diversified, closed-end management investment company registered under the 1940 Act.  In addition, Excelsior Private Markets III is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future.  Excelsior Private Markets III seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies.  Excelsior Private Markets III’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9]	The term “Independent Managers” refers to the independent managers, directors or trustees of any Regulated Entity.

The Board of Excelsior Private Markets III has six members, each of whom is an Independent Manager.

D.	UST Global

UST Global was organized as a Delaware limited liability company on February 2, 2007.  UST Global is a non-diversified, closed-end management investment company registered under the 1940 Act.  In addition, UST Global is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future.  UST Global seeks long-term capital appreciation by investing in a diversified group of private equity funds formed by a fund sponsor or sponsors experienced in making private equity investments.  UST Global’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of UST Global has six members, each of whom is an Independent Manager.

E.	Excelsior Venture III

Excelsior Venture III was organized as a Delaware limited liability company on February 18, 2000.  Excelsior Venture III is a non-diversified, closed-end management investment company registered under the 1940 Act.  In addition, Excelsior Venture III is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future.  Excelsior Venture III seeks long-term capital appreciation primarily by investing in private domestic venture capital companies and other private companies, and, to a lesser extent, domestic and international private funds, negotiated private investments in public companies and international direct investments.  Excelsior Venture III’s principal place of business is 325 North Saint Paul Street, 49th Floor, Dallas, TX 75201.

The Board of Excelsior Venture III has three members, each of whom is an Independent Manager.

With respect to any Regulated Entity, no Independent Manager will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Regulated Entities, or will participate individually in any Co-Investment Transaction.

F.	NBIA

NBIA is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act.  NBIA serves as the investment adviser to each Existing Regulated Entity.  NBIA is an indirect, wholly-owned subsidiary of Neuberger Berman Group LLC (“Neuberger Berman”) and provides investment advisory services to the Neuberger Berman open- and closed-end funds that are registered under the 1940 Act.  Neuberger Berman’s voting equity is owned by NBSH Acquisition, LLC (“NBSH”). NBSH is owned by portfolio managers, members of the Neuberger Berman’s management team and certain of Neuberger Berman’s key employees and senior professionals.10

[10]	Employee ownership includes employees, recently retired employees and their permitted transferees.

G.	NBAA

NBAA is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act.  NBAA serves as the investment adviser to certain Existing Affiliated Funds and as the sub-adviser to each Existing Regulated Entity.  NBAA an indirect, wholly-owned subsidiary of Neuberger Berman, and manages the private equity activities of Neuberger Berman.  NBAA (through a predecessor in interest) managed its first private equity fund portfolio beginning in 1987, and currently manages over $25 billion of investor commitments across primary funds, co-investments, secondary investments and direct strategies.

III.	ORDER REQUESTED

The Applicants request the Order of the Commission under Section 17(d) under the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11 NBIA is the investment adviser to the Existing Regulated Entities and a Regulated Entity Adviser will be the investment adviser to each Future Regulated Entity.  NBAA is the sub-adviser to the Existing Regulated Entities and will be the sub-adviser to each Future Regulated Entity.  In addition, an Adviser is or will be the investment adviser of each Affiliated Fund.  The Regulated Entities and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  As a result, these relationships might cause each Regulated Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Section 17(d), and thus subject to the provisions of Rule 17d-1.

[11]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of investors of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Advisers, or shared pro rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser will consider only the Objectives and Strategies,12 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by a majority (a “Required Majority”) of the Independent Managers of the Board eligible to vote on that Co-Investment Transaction (the “Eligible Directors”).

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

[12]	The term “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, and the Regulated Entity’s reports to investors.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this Condition will ensure that the Independent Managers will act independently in evaluating the co-investment program, because the ability of an Adviser or the principals to influence the Independent Managers by a suggestion, explicit or implied, that the Independent Managers can be removed will be limited significantly.  The Independent Managers shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the investors, and other factors that they deem relevant.

D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity’s then-current Objectives and Strategies, the Regulated Entity’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.

a.	If the Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

b.	If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.	After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its investors and do not involve overreaching in respect of the Regulated Entity or its investors on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Entity’s investors; and

B.	the Regulated Entity’s then-current Objectives and Strategies;

iii.	the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.	the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv.
the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Sections 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(c).

3.	Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with Condition 8, a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.	A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.	If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.	Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

c.
A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Regulated Entity’s Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.	Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.	If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.	A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	The Independent Managers of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Managers may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Managers will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Entity will maintain the records setting forth a description of such transaction, its Board’s findings, the information or materials on which their findings were based, as the basis therefor. These records will be available for such times and in such form as required by Section 31(a) of the 1940 Act.

11.	No Independent Manager of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933, as amended) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Entities or the Affiliated Funds).

14.	The Advisers will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that the applicable Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.	If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Entities may be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 of the 1940 Act should not prevent registered investment companies from making investments that are in the best interests of their investors.

In cases where an Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s investors. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of each Existing Regulated Entity, including the Independent Managers, has determined that it is in the best interests of the Existing Regulated Entities to have the ability to participate in Co-Investment Transactions because, among other matters, an Existing Regulated Entity may be able to participate in a larger number and greater variety of transactions without risking being excluded from an attractive investment opportunity as a result of rotational allocation of opportunities among the Regulated Entities or Affiliated Funds. In addition, the Board of each Existing Regulated Entity believes that the general terms and conditions of the proposed Order are fair to the Regulated Entities and their investors.13 For these reasons, the Boards of the Existing Regulated Entities have determined that it is proper and desirable for the Existing Regulated Entities to have the ability to participate in Co-Investment Transactions with other Regulated Entities and one or more Affiliated Funds.

[13]	The Board of each Future Regulated Entity will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

B.	Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), NBIA will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Section 17(d) and Rule 17d-1 of the 1940 Act.14

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Andrew B. Allard, Esq.
General Counsel – Mutual Funds
Neuberger Berman Investment Advisers LLC
605 Third Avenue
New York, New York 10158

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

B.	Authorizations

In accordance with Rule 0‑2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Robert Conti is authorized to sign and file this document on behalf of NB Crossroads, Excelsior Private Markets II, Excelsior Private Markets III, UST Global, Excelsior Venture III, and NBIA (in his capacity as President and Chief Executive Officer).  Yonah Feder is authorized to sign and file this document on behalf of NBAA (in his capacity as Senior Vice President).  The verifications required by Rule 0‑2(d) under the Act are attached hereto as Exhibit A‑1 and Exhibit A‑2 of this Application.

[14]	See, e.g., Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice).
[15]	Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice).

The Boards of Excelsior Private Markets II, Excelsior Private Markets III, UST Global, and Excelsior Venture III unanimously adopted the following resolutions authorizing the filing of this Application on behalf of Excelsior Private Markets II, Excelsior Private Markets III, UST Global, and Excelsior Venture III on September 10, 2015, which resolutions remain in full force and effect:

RESOLVED:
That the officers of Excelsior Private Markets Fund II (Master), LLC, Excelsior Private Markets Fund III (Master), LLC, UST Global Private Markets Fund LLC and Excelsior Venture Partners III, LLC (collectively, the “Companies”) be, and each hereby is authorized to file an application with the Securities and Exchange Commission (the “SEC”),for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the Act and Rule 17d-1 (the “Application”); and further that the officers of each Company shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of such officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and further that the officers of each Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

The Board of NB Crossroads unanimously adopted the following resolutions authorizing the filing of this Application on behalf of NB Crossroads on December 18, 2015, which resolutions remain in full force and effect:

RESOLVED:
That the officers of NB Crossroads Private Markets Fund IV Holding LLC (the “Company”) be, and each hereby is authorized to file an application with the Securities and Exchange Commission (the “SEC”), for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the Act and Rule 17d-1 (the “Application”); and further that the officers of the Company shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of such officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and further that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Applicants have caused this Application to be duly signed on their behalf on the 3rd day of February, 2016.
NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXCELSIOR PRIVATE MARKETS FUND III (MASTER), LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

UST GLOBAL PRIVATE MARKETS FUND LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXCELSIOR VENTURE PARTNERS III, LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President, Mutual Funds and Managing Director

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Yonah Feder
Name:	Yonah Feder
Title:	Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of NB Crossroads Private Markets Fund IV Holdings LLC, Excelsior Private Markets Fund II (Master), LLC, Excelsior Private Markets Fund III (Master), LLC, UST Global Private Markets Fund LLC, Excelsior Venture Partners III, LLC and Neuberger Berman Investment Advisers LLC and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer
Date:	February 3, 2016

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of NB Alternatives Advisers LLC and the investment funds set forth on Schedule A hereto and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Yonah Feder
Name:	Yonah Feder
Title:	Senior Vice President
Date:	February 3, 2016

SCHEDULE A

Existing NB Advisers

Neuberger Berman LLC
Neuberger Berman Management LLC
NB Alternative Investment Management LLC
Neuberger Berman Europe Ltd.
Neuberger Berman Asia Ltd.
Neuberger Berman Singapore Pte. Ltd.

Existing Affiliated Funds

NB Crossroads 2010 - LC Holdings LP
NB Crossroads 2010 - MC Holdings LP
NB Crossroads 2010 - SS Holdings LP
NB Crossroads 2010 - VC Holdings LP
NB ASGA Fund Holdings LP
Athyrium Opportunities Fund (A) LP
Athyrium Opportunities Fund (B) LP
NB SBS US 1 Fund LP
NB Canafund Private Debt LP
NB Investment Holdings LP
PCG Clean Energy & Technology Fund (East), LLC
NB Co-Investment Group Cayman AIV I LP
NB Co-Investment Group LP
NB Co-Investment Partners Cayman AIV I LP
NB Co-Investment Partners LP
NB Offshore Co-Investment Group Holdings LP
NB Strategic Co-Investment Partners II Holdings LP
NB Strategic Co-Investment Partners III Holdings LP
NB Sonoran Fund Limited Partnership
NB CPEG Fund Holdings LP
NBDOF (Offshore) Holding LP
Dyal (Luxembourg) S.ar.l
Dyal Capital Partners (A) LP
Dyal Capital Partners (B) LP
Dyal Capital Partners II (A) LP
Dyal Capital Partners II (B) LP
Dyal Capital Partners III (A) LP
Dyal Capital Partners III (B) LP
NorthBound Emerging Manager Custom Fund LP
NorthBound Emerging Manager Holdings LP
NorthBound Emerging Manager Fund II - A LP
NB NYC Growth Fund LLC
NB RPPE Partners LP
NB Flamingo Private Debt LP
FRR Amerique du Nord Diversifie PE 2007, LP
NB Crossroads Fund XVII - MHF 1 VC LP
NB Crossroads Fund XVII - MHF 10 MB LP
NB Crossroads Fund XVII - MHF 11 LB LP
NB Crossroads Fund XVII - MHF 12 LB LP
NB Crossroads Fund XVII - MHF 13 LB LP
NB Crossroads Fund XVII - MHF 14 LB LP
NB Crossroads Fund XVII - MHF 15 MB LP
NB Crossroads Fund XVII - MHF 16 VC LP
NB Crossroads Fund XVII - MHF 17 VC LP

NB Crossroads Fund XVII - MHF 18 VC LP
NB Crossroads Fund XVII - MHF 19 LB LP
NB Crossroads Fund XVII - MHF 2 VC LP
NB Crossroads Fund XVII - MHF 20 MB LP
NB Crossroads Fund XVII - MHF 21 VC LP
NB Crossroads Fund XVII - MHF 22 MB LP
NB Crossroads Fund XVII - MHF 23 VC LP
NB Crossroads Fund XVII - MHF 24 MB LP
NB Crossroads Fund XVII - MHF 25 VC LP
NB Crossroads Fund XVII - MHF 26 LB LP
NB Crossroads Fund XVII - MHF 27 MB LP
NB Crossroads Fund XVII - MHF 28 MB LP
NB Crossroads Fund XVII - MHF 29 VC LP
NB Crossroads Fund XVII - MHF 3 VC LP
NB Crossroads Fund XVII - MHF 30 VC LP
NB Crossroads Fund XVII - MHF 31 MB LP
NB Crossroads Fund XVII - MHF 32 LB LP
NB Crossroads Fund XVII - MHF 33 VC LP
NB Crossroads Fund XVII - MHF 34 SS LP
NB Crossroads Fund XVII - MHF 35 VC LP
NB Crossroads Fund XVII - MHF 36 VC LP
NB Crossroads Fund XVII - MHF 37 MB LP
NB Crossroads Fund XVII - MHF 38 MB LP
NB Crossroads Fund XVII - MHF 39 VC LP
NB Crossroads Fund XVII - MHF 4 SS LP
NB Crossroads Fund XVII - MHF 40 VC LP
NB Crossroads Fund XVII - MHF 41 VC LP
NB Crossroads Fund XVII - MHF 42 MB LP
NB Crossroads Fund XVII - MHF 43 MB LP
NB Crossroads Fund XVII - MHF 44 LB LP
NB Crossroads Fund XVII - MHF 45 VC LP
NB Crossroads Fund XVII - MHF 46 LB LP
NB Crossroads Fund XVII - MHF 47 VC LP
NB Crossroads Fund XVII - MHF 48 SS LP
NB Crossroads Fund XVII - MHF 49 MB LP
NB Crossroads Fund XVII - MHF 5 MB LP
NB Crossroads Fund XVII - MHF 50 VC LP
NB Crossroads Fund XVII - MHF 51 LB LP
NB Crossroads Fund XVII - MHF 52 MB LP
NB Crossroads Fund XVII - MHF 53 MB LP
NB Crossroads Fund XVII - MHF 54 LB LP
NB Crossroads Fund XVII - MHF 55 LB LP
NB Crossroads Fund XVII - MHF 56 MB LP
NB Crossroads Fund XVII - MHF 57 VC LP
NB Crossroads Fund XVII - MHF 58 MB LP
NB Crossroads Fund XVII - MHF 59 LB LP
NB Crossroads Fund XVII - MHF 6 LB LP
NB Crossroads Fund XVII - MHF 60 VC LP
NB Crossroads Fund XVII - MHF 61 VC LP
NB Crossroads Fund XVII - MHF 62 MB LP
NB Crossroads Fund XVII - MHF 63 MB LP

NB Crossroads Fund XVII - MHF 64 VC LP
NB Crossroads Fund XVII - MHF 65 MB LP
NB Crossroads Fund XVII - MHF 66 MB LP
NB Crossroads Fund XVII - MHF 67 VC LP
NB Crossroads Fund XVII - MHF 68 LB LP
NB Crossroads Fund XVII - MHF 69 VC LP
NB Crossroads Fund XVII - MHF 7 VC LP
NB Crossroads Fund XVII - MHF 70 LB LP
NB Crossroads Fund XVII - MHF 71 LB LP
NB Crossroads Fund XVII - MHF 72 MB LP
NB Crossroads Fund XVII - MHF 73 LB LP
NB Crossroads Fund XVII - MHF 74 LB LP
NB Crossroads Fund XVII - MHF 77 LB LP
NB Crossroads Fund XVII - MHF 78 VC LP
NB Crossroads Fund XVII - MHF 8 MB LP
NB Crossroads Fund XVII - MHF 9 VC LP
NB Fund of Funds XVIII - Co-Investment Holding LP
NB Fund of Funds XVIII - Large-cap Buyout LP
NB Fund of Funds XVIII - LC Secondary Holding LP
NB Fund of Funds XVIII - MC Secondary Holding LP
NB Fund of Funds XVIII - Mid-cap Buyout LP
NB Fund of Funds XVIII - Special Situations LP
NB Fund of Funds XVIII - SS Secondary Holding LP
NB Fund of Funds XVIII - VC Secondary Holding LP
NB Fund of Funds XVIII - Venture Capital LP
NB Fund of Funds Secondary 2009 LLC
NB Crossroads XX - LC Holdings LP
NB Crossroads XX - MC Holdings LP
NB Crossroads XX - SS Holdings LP
NB Crossroads XX - VC Holdings LP
NB Crossroads XXI - LC Holdings LP
NB Crossroads XXI - MC Holdings LP
NB Crossroads XXI - SS Holdings LP
NB Crossroads XXI - VC Holdings LP
NB Homestake Co-Invest LP
NB Indiana PERF Directed Venture Capital Fund LP
NB - Iowa's Public Universities LP
NB Tangible Assets Holding LLC
NB LAOF - Holdings LP
Marquee Brands LLC
NB PEP Holdings Limited
NB PEP Investments I LP (Incorporated)
NB PEP Investments Limited
NB PEP Investments LP (Incorporated)
NorthBound NCRS Fund LP
NB/NJ Custom Investment Fund LP
Neuberger Berman / New Jersey Custom Investment Fund II LP
NB Pacific Private Equity LLC
NB Pine Private Debt LP
NB Private Debt Fund LP
NB Private Debt Fund II LP

NB Private Debt Fund II SLP
Melville S.R.L.
NB Italian PIP Combined LLC
NB Renaissance Partners Holdings S.a r.l.
NB RP Co-Investment & Secondary Fund LLC
NB Secondary Fund of Funds LP
NB Secondary Opportunities Holdings LP
NB Secondary Opportunities Pooling LP
NB SOF II Holdings (A) LP
NB SOF II Holdings (B) LP
NB SOF II Holdings (C) LP
NB SOF II Holdings (D) LP
NB Secondary Opportunities Partners 2010 LP
NB SOF III Holdings LP
NB Caspian Holdings LP
Columbia NB Crossroads Fund LP
Columbia NB Crossroads Fund II LP
Texas Permanent School Fund NB PE Program LP
NB Wildcats Fund LP
NB Sauger Fund Limited Partnership